

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2019

Bryan Pechersky
Executive Vice President, General Counsel and Corporate Secretary
Cloud Peak Energy Resources LLC
748 T-7 Road
Gillette, WY 82718

>   **Re: Cloud Peak Energy Resources LLC**
>   **Application for Qualification of Indenture on Form T-3**
>   **Filed October 25, 2019**
>   **File No. 022-29081**

Dear Mr. Pechersky:

This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Shelley Barber